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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMillion Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Green Valley Road
(No. and Street)

Greensboro (City) North Carolina (State) 27408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald C. McMillion (336) 274-2491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul M. Stutts, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

114 N. Elm Street, Suite 500 (Address) Greensboro (City) NC (State) 27401 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 29 2007
WASH, D.C.
200

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald C. McMillion, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMillion Securities, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



R. BLAKE
MY COMMISSION EXPIRES
NOTARY
PUBLIC
OCTOBER 3, 2007
GUILFORD COUNTY, NC

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PAUL M. STUTTS

PAUL M. STUTTS, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
McMillion Securities, Inc.:

I have audited the accompanying statement of financial condition of McMillion Securities, Inc., (a North Carolina corporation and wholly owned subsidiary of McMillion Associates, Inc.) as of March 31, 2007 and 2006, and the related statements of income, changes in shareholder's investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards required that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McMillion Securities, Inc. as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul M. Stutts, CPA, PLLC
Certified Public Accountants

May 18, 2007

P.O. BOX 20786, GREENSBORO, NC 27420-0786
114 NORTH ELM STREET, SUITE 500, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881

MCMILLION SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash	$8,192	$8,021
Receivable from clearing agent	849	577
Receivable from parent	50,595	51,026
TOTAL ASSETS	$59,636	$59,624
LIABILITIES AND SHAREHOLDER'S INVESTMENT		
LIABILITIES		
Accounts payable	$0	$0
SHAREHOLDER'S INVESTMENT:		
Common stock ($1 par value; 10,000 share authorized, 800 share issued and oustanding.)	800	800
Paid-in capital	39,350	39,350
Retained earnings	19,486	19,474
	59,636	59,624
TOTAL LIABILITIES AND SHAREHOLDER'S INVESTMENT	$59,636	$59,624

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF INCOME
MARCH 31, 2007 AND 2006

	2007	2006
REVENUES:		
Commissions	$180,667	$308,803
Trading account and other	22,409	19,324
	203,076	328,127
LESS COMMISSION EXPENSE	99,091	121,756
NET REVENUES	103,985	206,371
EXPENSE ALLOCATIONS FROM PARENT	103,973	206,359
INCOME BEFORE INCOME TAXES	12	12
INCOME TAXES	0	0
NET INCOME	$12	$12

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S INVESTMENT
MARCH 31, 2007 AND 2006

	Common Stock				
	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Total
Balance March 31, 2005	800	$800	$39,350	$19,462	$59,612
Net income	-	-	-	12	12
Balance March 31, 2006	800	800	39,350	19,474	59,624
Net income	-	-	-	12	12
Balance March 31, 2007	800	$800	$39,350	$19,486	$59,636

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENTS OF CASH FLOWS
MARCH 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$12	$12
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Receivable from parent	431	408
Other accounts receivable	(272)	2,112
Increase (decrease) in:		
Accounts payable	0	(17,100)
Total adjustments	159	(14,580)
Net cash provided (used) by operating activities	171	(14,568)
NET INCREASE (DECREASE) IN CASH	171	(14,568)
CASH, BEGINNING OF YEAR	8,021	22,589
CASH, END OF YEAR	$8,192	$8,021

See accompanying independent auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

NATURE OF OPERATIONS AND BASIS OF ACCOUNTING

The Company, which is a wholly owned subsidiary of McMillion Associates, Inc., is a securities broker/dealer that is engaged in the general securities business and places orders through a national clearing agent on a fully disclosed basis. Commission revenues and expenses on orders placed through the clearing agent are recorded as of the trade date. The Company does not maintain an inventory of securities, carry customer or margin accounts, or hold securities on behalf of customers. The Company uses the accrual method of accounting.

ACCOUNTS RECEIVABLE AND BAD DEBTS

Accounts receivable are recorded at the amount expected to be received in cash and bad debts are accounted for under the reserve method. At March 31, 2007 and 2006, the reserve was $0 as all uncollectible accounts had been written off.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

2. INCOME TAXES:

The results of the Company's operations are included in the consolidated federal income tax return of the parent. The federal income tax effects related to the Company's operations are absorbed by the parent.

The Company files a separate state income tax returns and is responsible for the related taxes.

3. NET CAPITAL REQUIREMENTS:

As a security broker/dealer, the Company must comply with certain net capital requirements prescribed by the regulations of the Securities and Exchange Commission (SEC), which can limit the scope of operations, including the payment of dividends. The Company's net capital, as defined in the regulations, was $8,891 in 2007 and $8,449 in 2006, as compared to the minimum requirement of $5,000.

4. EXEMPTION FROM SEC RULE 15c3-3:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 because it does not carry customer accounts.

5. CONCENTRATION OF CREDIT RISK:

Concentration of credit risk arises principally for advances to parent.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER McMillion Securities, Inc. as of 03/31/2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 59,636	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			59,636	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 59,636	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 50,595	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(50,595)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 9,041	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	150	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(150)	3740
10.	Net Capital			$ 8,891	3750

OMIT PENNIES

A.) AT MARCH 31, 2007 THE COMPANY HAD NO LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CONTRACTORS.

B.) NO MATERIAL DIFFERENCES EXIST BETWEEN THIS REPORT AND THE PART IIA FILING OF MCMILLION SECURITIES, INC. AS OF MARCH 31, 2007.

SCHEDULE I
PAGE 1 OF 2

See accompanying auditor's report and notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER McMillion Securities, Inc. as of 03/31/2007

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	0	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	3,891	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22 $	8,891	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	0	3790
17. Add:						
A. Drafts for immediate credit	21 $		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	0	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	0	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$	N/A	3760
24. Excess capital (line 10 less 23)	$	N/A	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE I
PAGE 2 OF 2

See accompanying auditor's report and notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER McMillion Securities, Inc. as of 03/31/2007

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Scott & Stringfellow, Inc. [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
		Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SCHEDULE II
PAGE 1 OF 2

See accompanying auditor's report and notes to financial statements.

MCMILLION SECURITIES, INC.

STATEMENT PURSUANT TO RULE 15C3-3
FOR THE YEARS ENDED MARCH 31, 2007 AND 2006

For the period from April 1, 2005, through March 31, 2007, this company carried no margin accounts and held no funds or securities for, or owed money or securities to customers. Therefore, the Company is exempt from Rule 15c3-3.

Schedule II
Page 2 of 2

See accompanying independent auditor's report and notes to financial statements.


PAUL M. STUTTS

PAUL M. STUTTS, CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENENT AUDITOR ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
McMillion Securities, Inc.:

In planning and performing my audit of the financial statements and supplemental schedules of McMillion Securities, Inc. (the "Company") for the years ended March 31, 2007 and 2006, I considered its internal control including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(G), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(3);

2. Determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to

P.O. BOX 20786, GREENSBORO, NC 27420-0786
114 NORTH ELM STREET, SUITE 500, GREENSBORO, NC 27401 • PH.336.691.8880 • FAX. 336.691.8881

future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above and nothing came to our attention that caused us to believe the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and used of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paul M. Stutts, CPA, PLLC
Certified Public Accountants

May 18, 2007

END